SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BlackRock Private Investments Fund

(Name of Subject Company (Issuer))

BlackRock Private Investments Fund

(Names of Filing Person(s) (Issuer))

Common Shares of Beneficial Interest, Par Value $0.001 per Share

(Title of Class of Securities)

Institutional Shares – 09260N105

Class D Shares – 09260N303

Class S Shares – 09260N402

Class T Shares – 09260N501

(CUSIP Number of Class of Securities)

John M. Perlowski

BlackRock Private Investments Fund

50 Hudson Yards

New York, New York 10001

(800) 882-0052

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Margery K. Neale, Esq. Jay Spinola, Esq.	Janey Ahn, Esq.
Willkie Farr & Gallagher LLP	BlackRock Advisors, LLC
787 Seventh Avenue	50 Hudson Yards
New York, New York 10019	New York, New York 10001

January 30, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by BlackRock Private Investments Fund, a Delaware statutory trust (the “Trust”), to purchase up to 5% of its issued and outstanding common shares of beneficial interest, par value $0.001 per share (including Institutional, Class D, Class S and Class T common shares, the “Shares”), as of December 31, 2025, in exchange for cash at a price equal to the net asset value (“NAV”) per Share determined as of March 31, 2026, or a later date determined by the Trust if the Offer is extended. The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 30, 2026 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to this Schedule TO.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Item 1 through Item 9 and Item 11 of Schedule TO.

Item 1.	Summary Term Sheet

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information

(a) The name of the issuer is BlackRock Private Investments Fund, a diversified closed-end management investment company, organized as a Delaware statutory trust (the “Trust”). The principal executive offices of the Trust are located at 100 Bellevue Parkway, Wilmington, Delaware 19809. The telephone number of the Trust is (800) 882-0052.

(b) The title of the securities being sought are Institutional, Class D, Class S and Class T common shares of beneficial interest, par value $0.001 per share. As of December 31, 2025, the Trust had 31,245,298 Institutional Shares and 37,024 Class D Shares outstanding (rounded to the nearest whole Share). As of December 31, 2025, there were no Class S Shares or Class T Shares outstanding.

(c) There is no established trading market for the Shares.

Item 3.	Identity and Background of Filing Person

(a) The Trust is the filing person. BlackRock Advisors, LLC acts as the investment adviser for the Trust (the “Investment Advisor”). The Investment Advisor, located at 100 Bellevue Parkway, Wilmington, Delaware 19809, is a majority-owned subsidiary of BlackRock, Inc. The current members of the Trust’s Board of Trustees are Cynthia L. Egan, W. Carl Kester, Catherine A. Lynch, Arthur P. Steinmetz and John M. Perlowski (each, a “Trustee”). The principal executive officer and principal financial and accounting officer of the Trust are John M. Perlowski and Lindsey Lorenz, respectively. The Trustees and the executive officers of the Trust may be reached at the Trust’s business address and phone number set forth in Item 2(a) above. The information set forth in the Offer to Purchase under “Certain Information about the Trust” is incorporated herein by reference.

(b)-(c) Not applicable.

Item 4.	Terms of the Transaction

(a)(1) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”

•	“Price; Number of Shares”

•	“Purpose of the Offer”

•	“Plans or Proposals of the Trust”

•	“Certain Conditions of the Offer”

•	“Procedures for Tenders”

•	“Withdrawal Rights”

•	“Payment for Shares”

•	“Source and Amount of Consideration”

•	“Effects of the Offer; Consequences of Participation”

•	“Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares”

•	“Certain Information about the Trust”

•	“Certain U.S. Federal Income Tax Consequences”

•	“Amendments; Extensions of Purchase Period; Termination”

•	“Fees and Expenses”

(a)(2) Not applicable.

(b) The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

(a)-(d) Not applicable.

(e) The information set forth in the Offer to Purchase under “Purpose of the Offer,” “Plans or Proposals of the Trust,” “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” and “Certain Information about the Trust” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a) The information set forth in the Offer to Purchase under “Purpose of the Offer” and “Plans or Proposals of the Trust” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Purpose of the Offer” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Purpose of the Offer” and “Plans or Proposals of the Trust” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Considerations

(a) The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

Item 8.	Interests in Securities of the Subject Company

(a) The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used

(a) No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Trust to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.	Financial Statements

(a) The audited annual financial statements of the Trust dated March 31, 2025 and the schedule of investments of the Trust dated March 31, 2025, both filed with the Commission on EDGAR on Form N-CSR on June 5, 2025, are incorporated by reference. The unaudited semi-annual financial statements of the Trust dated September 30, 2025 and the schedule of investments of the Trust dated September  30, 2025, both filed with the Commission on EDGAR on Form N-CSRS on December 3, 2025, are incorporated by reference.

(b) Not applicable.

Item 11.	Additional Information

(a)(1) The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(a)(2) None.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(c) The Offer to Purchase, attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference in its entirety.

Item 12(a).	Exhibits

(a)(1)(i)	Offer to Purchase, dated January 30, 2026 is filed herewith.

(a)(1)(ii)	Form of Letter of Transmittal is filed herewith.

(a)(1)(iii)	Form of Letter to Investors is filed herewith.

(a)(1)(iv)	Form of Tender Withdrawal Notice is filed herewith.

(a)(1)(v)	Form of Promissory Note is filed herewith.

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	None.

(b)	None.

(d)(1)

Form of Amended and Restated Investment Management Agreement between the Trust and BlackRock Advisors, LLC is incorporated herein by reference to Exhibit (d)(1) to the Trust’s Schedule TO as filed with the Commission on March 25, 2024.

(d)(2)

Form of Amended and Restated Sub-Investment Advisory Agreement between the Trust and BlackRock Capital Investment Advisors, LLC is incorporated herein by reference to Exhibit (d)(2) to the Trust’s Schedule TO as filed with the Commission on March 25, 2024.

(d)(3)

Form of Sub-Investment Advisory Agreement between BlackRock Advisors, LLC and BlackRock International Limited is incorporated herein by reference to Exhibit (g)(3) to the Trust’s Registration Statement on Form N-2, File Nos. 333-273508 and 811-23584, as filed with the Commission on July 25, 2025.

(d)(4)

Form of BlackRock Fixed-Income Complex Third Amended and Restated Deferred Compensation Plan is incorporated by reference to Exhibit (i) to the Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-2, File Nos. 333-239575 and 811-23584, as filed with the Commission on February 9, 2021.

(g)	None.

(h)	None.

Item 12(c).	Filing Fees

Filing Fee Exhibit.

Item 13.	Information Required By Schedule 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BlackRock Private Investments Fund

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President and Chief Executive Officer
Dated: January 30, 2026

Exhibit Index

Exhibit	Description

(a)(1)(i)	Offer to Purchase, dated January 30, 2026

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Form of Letter to Investors

(a)(1)(iv)	Form of Tender Withdrawal Notice

(a)(1)(v)	Form of Promissory Note

Filing Fee Exhibit